3-22-04

04003609

TATES
ANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIANGLE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh, NC 27608
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan George 919-838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan, Pate & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

615 Oberlin Road Raleigh, NC 27605
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Dorothy Moravec
Notary Public

Dorothy Moravec
Notary Public-North Carolina
Wake
My Commis ires

Dorothy Moravec
Notary Public-North Carolina
Wake County
My Commission Expires 4/17/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John D. Cooper, II
Notary Public - North Carolina
Nash County
My Commission Expires
March 8, 2005

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members of
Triangle Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Triangle Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 23, 2004

TRIANGLE SECURITIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

for the year ended December 31, 2003

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 200
615 OBERLIN ROAD
RALEIGH, N.C. 27605

CONTENTS

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report

Board of Directors
Triangle Securities, LLC

We have audited the accompanying statement of financial condition of Triangle Securities, LLC as of December 31, 2003 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, LLP

February 23, 2004

TRIANGLE SECURITIES, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	137,076
Receivable from clearing organization		104,268
Investment securities		370,924
Customer list		1,221,800
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation of $31,273)		87,441
Employee advances		59,168
Other assets		28,057
	$	2,008,734

Liabilities and Members' Equity

Accounts payable, accrued expenses and other liabilities	$	86,647
Commissions payable		11,906
Total liabilities		98,553
Members' equity:		
Class A member, 2,000 units outstanding		-
Class B member, 500 units outstanding		1,469,370
Class C members, 225 units outstanding		440,811
Total members' equity		1,910,181
	$	2,008,734

The accompanying notes are an integral
part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2003

Revenues:	
Commission income	$ 884,148
Investment advisory fees	1,059,128
Other	149,937
	2,093,213
Expenses:	
Compensation and related benefits	1,014,764
Commission expense	256,785
Clearing and execution charges	113,327
Occupancy and equipment rental	171,065
Communications	108,951
Consulting fees	136,465
Other operating expenses	405,667
	2,207,024
Operating loss	(113,811)
Other income (expense):	
Interest income	32,402
Dividend income	373
Net realized/unrealized losses on securities	(12,335)
Loss on disposal of equipment	(984)
	19,456
Net loss	$ (94,355)

The accompanying notes are an integral part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

	Class A Member	Class B Member	Class C Members	Total Members' Equity
Balance at December 31, 2002, as previously reported	$ 47,302	$ 1,500,000	$ 900,000	$ 2,447,302
Prior period adjustment - Note 7	7,234	-	-	7,234
Balance at December 31, 2002, as restated	54,536	1,500,000	900,000	2,454,536
Redemption of membership interests	-	-	(450,000)	(450,000)
Net loss	(54,536)	(30,630)	(9,189)	(94,355)
Balance at December 31, 2003	$ -	$ 1,469,370	$ 440,811	$ 1,910,181

The accompanying notes are an integral part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities		
Net loss	$	(94,355)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Net realized and unrealized losses on investment securities		12,335
Depreciation and amortization		20,280
Customer list impairment loss		178,200
Loss on disposal of equipment		984
(Increase) decrease in assets:		
Receivable from clearing organization		142,003
Other assets		(36,283)
Increase (decrease) in liabilities:		
Accounts payable, accrued expenses and other liabilities		43,154
Commissions payable		6,187
Net cash provided by operating activities		272,505
Cash flows from investing activities:		
Purchase of investment securities		(409,294)
Proceeds from sales of investment securities		792,593
Capital expenditures		(73,704)
Net cash provided by investing activities		309,595
Cash flows from financing activities:		
Redemption of membership interests		(450,000)
Net increase in cash		132,100
Cash and cash equivalents at beginning of year		4,976
Cash and cash equivalents at end of year	$	137,076

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Triangle Securities, LLC (the Company) is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from investment advisory fees and the sale of insurance and annuity contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

Receivable from Clearing Organization

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from a clearing broker have been recorded as receivable from clearing organization.

Customer List

Intangible assets are reviewed annually for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. During 2003, the Company determined that, based on estimated future cash flows, the carrying amount of the customer list, exceeded its fair value by $178,200; accordingly, an impairment loss of that amount was recognized and is included in "Other operating expenses."

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using accelerated methods and straight-line methods over the estimated useful lives of the related assets, which are generally five to thirty-nine years.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture, Equipment and Leasehold Improvements (Continued)

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture, equipment and leasehold improvements are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising Expense

Advertising costs are expensed as incurred and totaled $50,206 for 2003.

Income Taxes

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash equivalents totaling $125,396 at December 31, 2003 consist of short-term cash equivalents in money market funds maintained with a bank. The Company has $459,710 on deposit with a bank in excess of federally insured limits. The Company believes there is minimal credit risk relative to its cash investments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in Estimates

During 2003, the Company realized that its intangible asset identified as customer list did not have a definite life and thus could not be amortized. The Company believes that an annual review for potential impairment will more accurately reflect the value of the asset under FASB 142. The effect of this change for 2003 was to adjust the market value of this asset to $1,221,800 and reflect an impairment loss of $178,200.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Changes in Estimates (Continued)

The Company depreciates its furniture, equipment and leasehold improvements by various methods over their estimated useful lives. During 2003, the Company changed to an accelerated method of depreciation for all fixed assets acquired during 2003. The Company believes an accelerated method more accurately reflects the usage of the property since more depreciation is taken in the first years of usage. The Company plans to continue to depreciate all fixed assets acquired prior to 2003 on the straight-line method.

3. RECEIVABLES FROM CLEARING ORGANIZATIONS

Amounts receivable from the clearing organization at December 31, 2003, consist of the following:

Commissions	$ 40,768
Clearing deposit	50,000
Other	13,500
Total	$ 104,268

4. INVESTMENT SECURITIES

Investment securities owned consist of municipal securities at quoted market values of $335,208. Investment securities owned also consist of equity securities and warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the equity securities and warrants at $18,900 and $16,800, respectively.

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2003:

Furniture	$ 58,735
Equipment	51,505
Leasehold Improvements	8,474
	118,714
Less accumulated depreciation	31,273
Net	$ 87,441

Depreciation expense for 2003 was $17,352.

6. COMMITMENTS AND CONTINGENCIES

Clearing Agreement

On August 1, 2000 the Company entered into an agreement with another broker-dealer (Clearing broker-dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing broker-dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing broker-dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing broker-dealer on the Company's behalf. In consideration for introducing customers to the Clearing broker-dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker-dealer.

6. COMMITMENTS AND CONTINGENCIES (Continued)

Clearing Agreement (Continued)

As part of the terms of the agreement between the Company and the Clearing broker-dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker-dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing broker-dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement is three years and is automatically renewed for additional one-year terms unless notification of termination by either party occurs. Under terms of the agreement the company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing broker-dealer. The deposit is included in receivable from clearing organization on the statement of financial condition. Also included in the agreement are monthly minimum charges and termination fees to be paid by the Company if this agreement is terminated prior to the end of the initial term.

Marketing Agreement

On October 25, 2000 the Company entered into a marketing agreement with an equity member of the Company whereby the member will refer clients to the Company for asset management services for a five-year period. Pursuant to the terms of the agreement, the Company has agreed to pay the member $25,000 per year and has granted it the option to buy up to 125 of the Company's Series C Convertible Preferred Membership Units at $2,000 per unit. The option is subject to certain vesting requirements. The vesting requirements indicate that the option becomes exercisable as and when certain thresholds of aggregate member referral dollars under management by the Company are achieved. Either party may terminate the agreement after October 25, 2002 upon 90 days advance written notice to the other party.

Consulting Agreement

In October 2000 the Company entered into an agreement with an individual whereby that individual provided consulting services to the Company. The term of the agreement was three years. Payments pursuant to this agreement total $100,000 during each of the three years. The agreement expired in 2003. Total payments in 2003 were $75,000.

7. PRIOR PERIOD ADJUSTMENT

Members' equity at the beginning of 2003 has been adjusted to correct an error relating to the over-accrual of expenses in 2002 which was discovered in 2003. Had the error not been made, net income for 2002 would have increased by $7,234.

8. MEMBERS' EQUITY

The Company has three classes of membership interest: Series A Common Membership Interest; Series B Preferred Membership Interests; and Series C Convertible Preferred Membership Interests. According to the Second Amended and Restated Operating Agreement (Operating Agreement) effective July 1, 2002 the following are the rights, restrictions and privileges of each Membership Series:

Series A Common Membership Interests – 7,500 interests are authorized and 2,000 interests are issued and outstanding. Ownership is limited to officers, employees, consultants of the Company or holders of other classes of membership interests authorized and electing to convert their ownership to Class A Membership Interests.

Series B Preferred Membership Interests – 10,000 interests are authorized and 500 interests are issued and outstanding. The preferred return of this series is interest of 4% annually on the value of contributed capital. The 4% annual interest is only credited to the Member's capital account in years in which the Company has net income. However, any amounts not credited in loss years are cumulative to years where net income does occur. As of December 31, 2003 the preferred return on this series had a cumulative value of $160,000.

Series C Preferred Convertible Membership Interests – 1,500 interests are authorized and 225 interests are issued and outstanding (450 at December 31, 2002). At the option of the holder, each membership interest is convertible into the number of Series A Common Membership Interests as determined by dividing $2,000 by the applicable Series C Conversion Price as defined in the Operating Agreement. In addition, if certain conditions specified in the Operating Agreement occur, each Series C Preferred Convertible Interest may automatically be converted into Series A Common Interests. This series of membership interest also has the right of first refusal to purchase its pro rata share of all membership interests sold by the Company. In addition, for a thirty-day period beginning on May 1, 2005 and on each May 1 thereafter, each holder of Series C Preferred Convertible Interests may require the Company to redeem all of their outstanding membership interests for an amount and under the conditions specified in the Operating Agreement.

Voting Rights

All series of membership interests will be voted together as a single class and not as a separate classes. Each Series C Member is entitled to the number of votes equal to the amount that the member would be entitled to cast if it had elected to convert its membership interest to a Series A Membership Interest. Each Series B Member has the same voting rights as Series C Members with the equivalent number of units.

Transferability of Membership Units

The transfer of each series of membership units are subject to restrictions which are contained in the Operating Agreement.

8. MEMBERS' EQUITY (Continued)

Allocation of Profits, Gains and Losses

Subject to certain exceptions and adjustments stated in the Operating Agreement, operating and other losses are to be allocated, first to Series A Members until their aggregate capital account balances are zero and then to Series B and C Members pro rata, in proportion to each member's capital account, until their aggregate capital account balances are zero. All profits and gains are to be allocated: first to those members having losses allocated to their accounts in prior years or periods, in reverse order of the manner in which the losses were previously allocated; second to the Series B Member to the extent of any unpaid current and cumulative 4% Series B preferred return; third to each member account having received certain distributions; fourth to Series C Members, to the extent of their original capital contributions, less any distributions previously paid to them; and the remainder is to be allocated to Series A and Series C Members according to additional specified terms.

Other Items

Upon termination of the Company, Series B. and C Membership Interests will receive preference with respect to any unpaid Series B preferred 4% return and any unreturned capital contributions. In addition, approval of a majority of membership interests for certain actions specified in the Operating Agreement, such as any increase in the number of authorized units of any class of membership interest, any amendment to the operating agreement and any creation of a new class or series of membership interest. Other rights and restrictions of membership units are contained in the Operating Agreement.

Unit Exchange Agreement

Pursuant to the Unit Exchange Agreement, effective November 10, 2003, certain members of Triangle Capital Partners, LLC (TCP) exchanged their membership interests in TCP with a member of the Company for Series C Preferred Convertible Membership Interests. In total, 75 interests were exchanged with no net effect on members' equity.

Membership Interest Redemption Agreement

Pursuant to the Membership Interest Redemption Agreement, effective December 31, 2003, certain Series C members elected to sell their interests to the Company. In total, 225 interests were redeemed at $2,000 per unit or $450,000.

9. LEASES

The Company leases their facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and provides for minimum annual rentals of $120,000 commencing June 1, 2003 and ending May 31, 2008. During 2003, the Company paid $106,500 in rent to this affiliated entity.

The Company also leases office equipment under noncancellable leases expiring at various dates through July 2005. Total office equipment rent expense for 2003 was $8,892.

9. LEASES (Continued)

Minimum future rental payments for all operating leases having remaining terms in excess of 1 year as of December 31, 2003 for each of the next 5 years are:

Year Ended December 31	Amount
2004	$ 128,892
2005	124,014
2006	120,000
2007	120,000
2008	50,000
Total	$ 542,906

10. RETIREMENT PLAN

In December 2000, the Company implemented a retirement plan under Section 401(k) of the Internal Revenue Code, which allows for employee contributions through salary reductions. The Company matches these contributions. The Company also has the option each year to make an "Employer Non-Elective Contribution." In 2003, matching and discretionary retirement contributions totaled $60,790.

11. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2003. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $460,140, which was $410,140 in excess of its required net capital of $50,000. The Company's net capital ratio was .2 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers. As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Computation of net capital:		
Total members' equity	$	1,910,181
Deductions:		
Non-allowable assets		1,413,266
Other deductions		19,000
Haircuts on securities		17,775
Net capital	$	460,140
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities	$	86,647
Commissions payable		11,906
Total aggregate indebtedness	$	98,553
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	6,573
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	410,140
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	450,285
Ratio of aggregate indebtedness to net capital		0.2

- Continued -

TRIANGLE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission (Continued)
As of December 31, 2003

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	491,508
Audit adjustments:		
Record loss on disposal of equipment		(984)
Adjust depreciation expense to calculated balance		1,431
Record additional accrued expenses		(7,392)
Record additional retirement plan contribution		(28,869)
Adjust customer list for additional impairment		(140,700)
Other items, net		1,093
Net change in balances of non-allowable assets previously reported due to audit adjustments		144,053
Net capital per above	$	460,140